29 September 2008

08005164

RECEIVED
2008 OCT -2 P 12:28

By Courier

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made two announcements in relation to the following:-

1) Press Release on NOL's submission of a binding bid to acquire the Hapag-Lloyd container shipping business on 26 September 2008; and

2) Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest by AXA S.A.

Attached are copies of the relevant documents for your attention, please.

Yours faithfully

Marjorie Wee (Ms)
Company Secretary

PROCESSED
OCT 07 2008
THOMSON REUTERS

Enc
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Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2008\Letter to SEC (Elliott Staffin)(NOL confirms Binding Bid made for Hapag-Lloyd & Notice of Substantial Shareholder) - 29Sep08.DOC

Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	29-Sep-2008 05:14:36
Announcement No.	00001

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	NOL CONFIRMS BINDING BID MADE FOR HAPAG LLOYD
Description	Please see attached press release by NOL.
Attachments	HLBidReleaseFINAL.pdf Total size = **25K** (2048K size limit recommended)

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NOL

FOR IMMEDIATE RELEASE

NOL Confirms Binding Bid Made for Hapag-Lloyd

Singapore, 29 September 2008: Neptune Orient Lines Limited (NOL) today confirmed it has submitted a binding bid to acquire the Hapag-Lloyd container shipping business.

NOL submitted its bid to acquire Hapag-Lloyd to the company's owner TUI AG on 26 September 2008.

Any agreement would be subject to the acceptance of the bid by TUI, regulatory approvals and shareholders' approval.

NOL remains bound by strict confidentiality undertakings, which legally restrict the company's ability to share information, and the details of the NOL bid remain confidential.

Further announcements will be made in the event of material developments in this matter.

-ENDS-

Media Enquiries:

Mr Paul Barrett
Telephone: (65) 6371 7959
paul_barrett@nol.com.sg

Investor Enquiries:

Mr Bernie Yu
Telephone: (65) 6371 5028
bernie_yu@nol.com.sg

About NOL

Neptune Orient Lines (NOL) is a Singapore-based global container shipping, terminals and logistics company. Its container shipping arm, APL, provides world-class container shipping services and intermodal operations supported by leading-edge IT and e-commerce. Its terminals unit has one of the world's leading container terminal networks, with key gateway facilities in Asia and North America. Its logistics business, APL Logistics, provides international, end-to-end logistics services and solutions, employing the latest IT and data connectivity for maximum supply chain visibility and control. NOL web site: www.nol.com.sg

Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	29-Sep-2008 17:21:41
Announcement No.	00065

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	29-09-2008
2.	Name of Substantial Shareholder *	AXA S.A.

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	

No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Deemed Interest	25-09-2008
2.	The change in the percentage level	From 7.03 % To 6.98 %
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	See attached correspondence from AllianceBernstein (Singapore) Ltd.
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	Series of transactions.

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	103,603,799
As a percentage of issued share capital	0 %	7.03 %
No. of shares held after the change	0	102,927,799
As a percentage of issued share capital	0 %	6.98 %

Footnotes

Please refer to the attached Notice from AllianceBernstein (Singapore) Ltd. and AXA S.A. Shareholding Summary Chart.

Computation of shareholding is based on NOL's issued shares of 1,472,706,789 as at 29 September 2008.

Attachments

- Notice_from_AllianceBernstein_Singapore_29Sep08.pdf
- AXA_S_A_Shareholding_Summary_Chart_250908.pdf

Total size = **76K**
(2048K size limit recommended)

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To: Singapore Exchange Securities Trading Limited
2 Shenton Way #19-00
SGX Centre 1
Singapore 068804

Attn: Head of Market Control
Fax no: (65) 6438 4306

To: 456 Alexandra Road #06-00
NOL Building
Singapore 119962

Fax: 6273 1697

Attn: Marjorie Wee/Wong Kim Wah
Company Secretary

Dear Sirs,

Notice Of Substantial Shareholder's Interests

1. In accordance with Section 137 of the Securities and Futures Act 2001, we hereby notify you that we are a substantial shareholder of the company identified below which is listed on SGX-ST ("listed company") and the particulars of our interest(s) in the shareholdings of the listed company are as follows:-

PART I [Please complete this Part]

1. Date of notice to listed company:	29th September 2008
2. Name of Substantial Shareholder:	AXA S.A .
3. Name of listed company:	Neptune Orient Lines Limited

4. Please tick one or more appropriate box(es):

□ a New Substantial Shareholder's Interest.
[Please complete Parts II and IV]

√ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest.
[Please complete Parts III and IV]

PART II – NOT APPLICABLE

1. Date of change of interest:

2. Name of Registered Holder[1] :

3. Circumstance(s) giving rise to the interest or change in interest:

4. [2]Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change: As a percentage of issued share capital:	
No. of shares which are the subject of this notice: As a percentage of issued share capital:	
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	
No. of shares held after the change: As a percentage of issued share capital:	

PART III

1. Date of change of interest:	(25/09/2008)
2. The change in the percentage level:	From 7.03% to 6.98%
3. Circumstance(s) giving rise to the interest or change in interest:	AXA S.A. is deemed to have an interest in 102,927,799 shares in Neptune Orient Lines Limited through its affiliates, AllianceBernstein L.P. ("ABLP") and AXA Rosenberg Investment Management Asia Pacific Ltd ("ARIMAP"). The holding represents shares held at ABLP and ARIMAP and owned by discretionary managed client accounts whereby ABLP and ARIMAP are entitled to exercise voting and/or disposal rights to these shares.

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

The change in the percentage level is the result of a series of transactions.

PART IV

1. Holdings of Substantial Shareholder, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:		103,603,799
As a percentage of issued share capital:		7.03%
No. of shares held after the change:		102,927,799
As a percentage of issued share capital:		6.98%

2. Our contact details, should you have any queries regarding this Notice and its contents are as follows:-

(a) Telephone number:- (65) 6230 4612
(b) #Name of contact person:- Tan Sok Hoon, Compliance Officer
(c) Address:- 30 Cecil Street, #28-01 Prudential Tower, Singapore 049712

#To be filled in if substantial shareholder is a company.

Yours faithfully,

Name: Tan Sok Hoon

Designation (if applicable): Compliance Officer of AllianceBernstein (Singapore) Ltd.
For and on behalf of AXA SA

Date: 29th September 2008

Note :
[1] To fill in the name of registered holder if the shares of the listed company are not registered in the name of the substantial shareholder
[2] To be filled in **regardless** of whether the shares of listed company are or are not registered in the substantial shareholder's name.
*please delete, whichever is the case

AXA S.A.
SUBSTANTIAL SHAREHOLDING IN NOL SHARES
SUMMARY OF DEEMED INTEREST
EFFECTIVE 25 September 2008


AXA S.A.
Deemed Interest
102,927,799 NOL shares
(6.98%)
ABHLP, ABCD, AXAFI,
AXAFS, AXAAH,
AXAEL & OP
Deemed Interest
ABLP
96,599,799 NOL shares
(6.56%)
ARIMAP
6,328,000 NOL shares
(0.42%)

ACRONYMS USED IN CHART

ABHLP	:	AllianceBernstein Holding L.P.
ABCD	:	AllianceBernstein Corporation of Delaware
AXAFI	:	AXA Financial, Inc.
AXAFS	:	AXA Financial Services, LLC
AXAAH	:	AXA America Holdings, Inc.
AXAEL	:	AXA Equitable Life Insurance Company
OP	:	Oudinot Participations
ABLP	:	AllianceBernstein LP
ARIMAP	:	AXA Rosenberg Investment Management Asia Pacific Ltd

END